SIDLEY AUSTIN LLP 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

April 13, 2010

VIA EDGAR

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Funds
Registration Statement on Form N-14
Securities Act File No. 333-165294
(the “Registration Statement”)

Dear Mr. Ganley:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with the undersigned on March 31 and April 2, 2010, regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by BlackRock Mid-Cap Value Equity Portfolio, a portfolio of BlackRock Funds (“Mid-Cap Value Equity”), of all of the assets of BlackRock Aurora Portfolio, also a portfolio of BlackRock Funds (“Aurora,” and together with Mid-Cap Value Equity, the “Funds” and each, a “Fund”), in exchange for the assumption by Mid-Cap Value Equity of substantially all of the liabilities of Aurora and the issuance to Aurora of Investor A, Investor B, Investor C, Institutional and Class R Shares of Mid-Cap Value Equity (the “Reorganization”).

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s response to each comment is set out in italics immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Shareholders’ Letter

In the third paragraph it states that the reorganization will be tax-free. Please add an explanation that shareholders may receive taxable distributions in connection with the reorganization as is disclosed elsewhere in the materials.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

The requested disclosure has been added.

Questions & Answers

First Q & A: What is this document and why did we send this document to you?

Identify in this Answer or in a separate Q & A why the reorganization is being proposed.

The requested disclosure has been added to this Question and Answer.

Fifth Q & A: How do operating expenses payable by Mid-Cap Value Equity compare to those payable by Aurora?

Remove the two columns of the table headed Total Annual Operating Expense Ratio (excluding Interest Expense and Acquired Fund Fees and Expenses). Consider reorganizing the table by share class.

The table has been revised to delete the two columns as suggested but has not otherwise been re-formatted.

Ninth Q & A: Will I have to pay any federal taxes as a result of the Reorganization?

The second paragraph contains disclosure about the possible sale of assets by Aurora. What is the likelihood that Aurora will dispose of portfolio securities prior to the reorganization and what is the likelihood that there will be a taxable distribution? This comment applies to the same information in the Combined Prospectus/Information Statement.

The suggested disclosure has been added to the Q & A and in the sections in the Combined Prospectus/Information Statement entitled, “Summary—Federal Tax Consequences” and “Information About the Reorganization—Material U.S. Federal Income Tax Consequences of the Reorganization.”

Summary—Background and Reasons for the Proposed Reorganization (page 1).

We question characterizing the net assets of Aurora as being “significantly” smaller than the net assets of Mid-Cap Value Equity. Consider deleting the word “significantly”.

The word “significantly” has been deleted.

Summary—Investment Objectives and Principal Investment Strategies

Please add a sentence comparing the investment styles or policies—if both funds utilize a value investing style, for example, state that.

The requested disclosure has been added.

The following comments relate to accounting issues:

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1. In the Pro Forma Fee Table that starts on page 4, please revise the column heading for the Pro Forma Combined Fund to read “Mid-Cap Value Equity Pro Forma Combined Fund”.

The requested change to the column heading has been made throughout the table.

2. In the Expense Example that follows the Fee Table on page 8, please revise the line item for each share class that currently reads “Pro Forma Combined Fund” to read” “Mid-Cap Value Equity Pro Forma Combined Fund”.

The requested change has been made.

3. In the Example on page 8, we believe the expenses shown for the Pro Forma Combined Fund Class R shares for the 3, 5 and 10 years are incorrect and should be $551, $958 and $2,095, respectively.

The requested changes have not been made as the Registrant believes the expense examples are calculated correctly. The calculation gives effect to the contractual fee waiver and/or expense reimbursement that will be in effect for Class R Shares following the Reorganization. BlackRock Advisors will be contractually obligated to waive fees and/or reimburse expenses for the Class R Shares of Mid-Cap Value Equity pursuant to an agreement with an initial ten year term that will automatically renew itself annually for an additional one year to maintain a perpetual ten year term. As stated in footnote (9) to the Fee Table, the agreement may be terminated by the Board of Trustees, including a majority of the Independent Trustees, or by the vote of a majority of the outstanding voting securities of the Fund. There is no current expectation that the agreement will be terminated by the Board of Trustees or by the shareholders. BlackRock Advisors has no right or ability to terminate the agreement or alter the contractual fee waiver and/or expense reimbursement in any way. The Registrant believes that including the effect of the contractual agreement in the calculation of the expense example is appropriate and consistent with requirements of Form N-1A as the expectation is that the agreement will continue indefinitely. As discussed in the adopting release to the summary prospectus rules, with respect to the disclosure of contractual fee waivers, the SEC stated that “[t]his adjustment may be reflected only in the periods for which the expense reimbursement or fee waiver arrangement is expected to continue.” 1 Footnote (9) has been revised to clarify the termination date of the agreement. A copy of the waiver agreement will be filed as an exhibit to the Registration Statement by post-effective amendment.

4. Please revise the Capitalization Table on page 25 to show per share adjustments for the differences in NAV and show other adjustments, if applicable.

The Capitalization Table has been revised as requested.

5. In Note 1 of the Notes to the Pro Forma Financial Statements, please disclose the amount of the reorganization costs.

1	Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-end Management Investment Companies, Investment Company Act Release No. 28584 (January 13, 2009).

The estimated amount of the expenses of the reorganization has been added to Note 1.

6. In Note 2 to the Notes to the Pro Forma Financial Statements, clearly disclose that some of the numbers in the pro forma financial statements are based on estimates.

The requested disclosure appears in Note 1 to the Notes to the Pro Forma Financial Statements

Should you have any questions concerning the above, please feel free to call the undersigned at (212) 839-5583.

Very truly yours,

/s/ Ellen W. Harris

Ellen W. Harris

cc:	Aaron Wassserman, Esq.
Edward Baer, Esq.

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